Exhibit 99.1

Vermilion Energy Trust Announces $0.19 Cash Distribution

For September 15, 2010 Payment Date and Exchangeable Share Ratio Increase

CALGARY, Alberta--(BUSINESS WIRE)--August 16, 2010--Vermilion Energy Trust (TSX: VET.UN) is pleased to announce the cash distribution of $0.19 per trust unit payable on September 15, 2010 to all unitholders of record on August 31, 2010. The ex-distribution date for this payment is August 27, 2010. Vermilion has paid cumulative distributions per unit totalling $15.94 since inception as a Trust in January 2003.

Exchangeable Share Ratio Information

Upon conversion to a Trust in January 2003, some holders of shares in the predecessor company, Vermilion Resources Ltd., opted to hold exchangeable shares in place of Vermilion Energy Trust units. The following information applies only to those exchangeable shareholders and does not affect Vermilion Energy Trust unitholders.

The increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. will be from 1.87246 to 1.88315 and be effective on August 16, 2010. Details used in the calculation of the Exchange ratio can be found on our website at http://www.vermilionenergy.com/ir/exchangeableshares.cfm or by contacting Vermilion’s Investor Relations Department at (403) 269-4884.

A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894. A “Notice of Retraction” must be received by Computershare by August 20, 2010 to receive the above exchange ratio. All notices received after this date will receive the exchange ratio as determined in accordance with the terms outlined in the Information Circular mailed to Vermilion securityholders effective August 4, 2010 in respect of a Plan of Arrangement to effect Vermilion’s conversion to a corporate structure.

Vermilion is an oil leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion targets 5% annual growth in production and reserves per unit through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland which is currently projected to occur towards the end of 2012. This growth, combined with an attractive yield, is expected to generate strong positive returns for investors. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN and over-the-counter in the U.S. under the symbol VETMF.

VERMILION IS MOVING

Effective August 23, 2010, please change your records to reflect our new address at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta T2P 0R3; Telephone (Unchanged): 403-269-4884; Facsimile (All Departments): 403-476-8100.

CONTACT:
Vermilion Energy Trust
Paul Beique, Vice President Capital Markets
2800, 400 – 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 | Fax: (403) 264-6306 | IR Toll Free: 1-866-895-8101
www.vermilionenergy.com